UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from             to

Commission File Number 1-8777

Virco Mfg. Corporation 401(k) Plan

Virco Mfg. Corporation

2027 Harpers Way

Torrance, California 90501

INTRODUCTION

Virco Mfg. Corporation, a Delaware corporation, has established the 401(k) Plan (the Plan). The Plan includes a cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

REQUIRED INFORMATION

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. Financial statements and exhibits

(a)	Financial statements and supplemental schedules:

Financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.

(b)	Exhibit:

Consents of Independent Registered Public Accounting Firms

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2010, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation 401(k) Plan

Date: June 28, 2011	By:	/s/ Robert E. Dose
Robert E. Dose Vice President — Finance

Report of Independent Registered Public Accounting Firm

To Virco Mfg. Corporation

as Plan Administrator of the

Virco Mfg. Corporation 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 and schedule of delinquent participant contributions for the year ended December 31, 2010, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Kieckhafer Schiffer & Company LLP

Irvine, California

June 28, 2011

Report of Independent Registered Public Accounting Firm

Virco Mfg. Corporation

as Plan Administrator of the

Virco Mfg. Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009, in conformity with US generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

June 29, 2010

Virco Mfg. Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value:
Money market funds	$1,730,213	$1,508,479
Mutual funds	13,931,399	12,265,589
Common stocks	2,069,238	2,900,399

	17,730,850	16,674,467
Receivables:
Notes receivable from participants	1,104,125	801,390
Participants’ contributions receivable	17,528	44,326
Accrued income	1,601	—

	1,123,254	845,716

Cash	3,992	—

Total assets	18,858,096	17,520,183

Liabilities
Accounts payable	1,600	657
Refund of excess contributions	29,446	43,165

Total liabilities	31,046	43,822

Net assets available for benefits	$18,827,050	$17,476,361

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31 2010
Additions to (deductions from) net assets attributed to:
Participant contributions	$1,475,169

Net investment income:
Interest and dividends	264,541
Net appreciation in fair value of investments	554,054

Total net investment income	818,595

Interest on notes receivable from participants	45,347

Benefits paid to participants	(988,422)

Net increase	1,350,689

Net assets available for plan benefits:
Beginning of year	17,476,361

End of year	$18,827,050

See accompanying notes to the financial statements.

Virco Mfg. Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2010

1. Plan Description

The following description of the Virco Mfg. Corporation 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Virco Mfg. Corporation (the Company) established the Virco Mfg. Corporation Employee Stock Ownership Plan (ESOP) effective as of April 1, 1993, as a leveraged employee stock ownership plan. In January 2002, the Company amended and renamed the ESOP as the Virco Mfg. Corporation 401(k) Plan (the Plan). Under the amended Plan, the leverage feature that allowed the Plan to obtain advances from the bank to purchase Company common stock was discontinued. While the Plan continues to offer the Company common stock as one of the investment options, the amended Plan no longer operates as a leveraged employee stock ownership plan.

The Plan was designed to comply with section 401(a) of the Internal Revenue Code (the IRC) as a profit sharing plan, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to enable employees to save for retirement and defer payment of income taxes on the amount saved. A Plan committee comprising of at least two persons appointed by the Company’s Board of Directors administers the Plan.

The Plan’s assets are held and managed by Wilmington Trust Company (Wilmington Trust). As trustee, Wilmington Trust invests cash received, interest and dividend income, and makes distributions to participants.

Eligibility

Employees of the Company excluding leased employees, non-resident aliens or employees covered by a collective bargaining agreement not expressly providing inclusion in the Plan, are eligible to participate in the Plan if they have attained at least 18 years of age and have completed six months of eligible service providing they worked at least 500 hours during such plan year.

Contributions

Eligible employees may defer from 1% to 50% of basic compensation on a before-tax basis, limited to $16,500 in 2010 as prescribed by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions.

The Company may, at its sole discretion, make a matching contribution as a percentage of elective deferrals made by the participant on the last day of the Plan year. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company common stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes. The Company elected not to make any contributions during the year ended December 31, 2010.

Participant Accounts

Participants can direct their investments into a variety of investments offered by Wilmington Trust, including Virco Mfg. Corporation common stock. Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s contributions, if any, and an allocation of the Plan’s earnings (losses). The benefit to which a participant is currently entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Upon reaching retirement age, termination of service or death, a participant/beneficiary may elect to receive a lump-sum amount equal to the participant’s vested account balance. Company stock held in the participant’s account may be distributed in stock unless the participant requests the distribution in cash in lieu of stock. Participants eligible for distributions may elect that their vested balance be rolled over into another eligible retirement plan. Account balances less than $1,000 can be distributed in a single lump-sum cash payment to the participant or beneficiary at the discretion of the Company.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of their vested account as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant’s principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant’s principal residence or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.

Vesting

The participant is immediately 100% vested in the value of his or her contributions and earnings thereon. Additionally, a participant is automatically 100% vested in the value of all employer contributions on the participant’s 65th birthday, death, or if the participant becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant’s vesting in the value of any matching or other Company contributions will be based upon the participant’s years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan. Forfeitures may be used to pay administrative expenses or to reduce matching contributions. There were no amounts held in the forfeiture account at December 31, 2010 and 2009.

Voting Rights

All shares of Company common stock allocated to participant accounts are voted by Wilmington Trust in accordance with the participant’s instructions. Allocated shares not voted by participants are voted pro rata by Wilmington Trust based on votes actually cast by participants.

Notes Receivable From Participants

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $1,000 minimum and certain other restrictions. Loans are secured by the vested account balance of the participant. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan is used to acquire a principal residence, in which case the loan term may be extended. Participant loans bear interest at the prime rate plus 1% per annum collateralized by the participant’s vested interest. Interest rates on outstanding loans at December 31, 2010 range from 4.25% to 9.25% per annum, and loans mature through 2017.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Accounting Standards Codification

The Plan follows accounting standards set by the Financial Accounting Standards Board (the FASB), which establishes generally accepted accounting principles (GAAP) that are followed in reporting net assets available for benefits and changes therein. References to GAAP issued by the FASB in these notes are to the FASB Accounting Standards Codification, referred to as the Codification or ASC.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation in fair value of investments consists of the net change in unrealized gains or losses during the year and the realized gain or loss on investments sold during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Substantially all expenses of the Plan are paid by the Plan Sponsor. During 2010, the Company paid expenses related to the Plan of approximately $45,000. Certain indirect expenses are included in the transaction prices of the investments bought and sold and are not separately identified in the statement of changes in net assets available for benefits.

New Accounting Pronouncements

In January 2010, the FASB issued guidance related to fair value measurements and disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan adopted the guidance for the year ended December 31, 2010. Such adoption did not have a material impact on the financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans held by defined contribution pension plans. That guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this guidance on a retrospective basis during the year ended December 31, 2010. Net assets of the Plan were not affected by the adoption of this guidance.

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04 Fair Value Measurement (Topic 820), which requires additional disclosures and clarifies measurements for certain instruments. The guidance is effective for periods beginning after December 15, 2011. Management does not expect a material impact on the financial statements from the required adoption of this ASU due to the nature of the Plan’s investments.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Investments

Plan assets are held by Wilmington Trust. Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options.

Participants may change investment choices any business day by transferring a percentage from one investment alternative to another effective as of the end of any business day. The investments in shares of the investment are valued at the closing net asset value per share as determined by the appropriate fund portfolio on a daily basis.

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2010	2009
Investments at fair value:
American Money Market Fund A	$1,610,841	1,388,429
Alliance Growth & Income Fund	1,230,729	1,029,503
Bond Fund of America	1,664,281	1,531,141
Capital World Growth & Income	1,146,622	977,980
DWS S&P 500 Index Fund-A	2,359,131	2,179,122
American Euro Pacific Growth Fund	986,513	970,494
Growth Fund of America	2,087,150	1,821,436
Income Fund of America	1,444,814	1,286,326
Virco Mfg. Corporation common stock	2,069,238	2,900,399

Investments held by the Plan (including investments bought, sold, as well as held during the period) appreciated (depreciated) as follows during the year ended December 31, 2010:

2010
Mutual funds	$1,266,157
Common stock	(712,103)

$554,054

Unallocated balances held in the Wilmington Trust money market funds were $119,372 and $120,050 at December 31, 2010 and 2009, respectively.

4. Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 –	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Money market funds: Valued at the net asset value (NAV) of the fund at year end. The funds are reported based on the quoted market price as of the reporting date.

Mutual funds: Valued at the NAV of shares held by the Plan at year end. NAV represents the sum of the underlying investments which are traded on active markets.

Virco Mfg. Corporation common stock: Valued at the closing price reported in the active market.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2010 and 2009:

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$1,730,213	$—	$—	$1,730,213
Common stock	2,069,238	—	—	2,069,238
Allocation funds	2,173,780	—	—	2,173,780
Blend funds	4,228,088	—	—	4,228,088
Bond funds	1,664,281	—	—	1,664,281
Growth funds	2,087,150	—	—	2,087,150
Target date funds	421,413	—	—	421,413
Value funds	1,779,799	—	—	1,779,799
World stock funds	1,146,622	—	—	1,146,622
Other funds	430,266	—	—	430,266

Total investment assets at fair value	$17,730,850	$—	$—	$17,730,850

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$1,508,479	$—	$—	$1,508,479
Common stock	2,900,399	—	—	2,900,399
Allocation funds	1,711,772	—	—	1,711,772
Blend funds	3,862,334	—	—	3,862,334
Bond funds	1,531,141	—	—	1,531,141
Growth funds	1,821,436	—	—	1,821,436
Target date funds	307,232	—	—	307,232
Value funds	1,687,375	—	—	1,687,375
World stock funds	977,980	—	—	977,980
Other funds	366,319	—	—	366,319

Total investment assets at fair value	$16,674,467	$—	$—	$16,674,467

5. Risks and Uncertainties

The Plan’s assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign currency and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, and therefore participant account balances.

6. Related Party Transactions

The Plan purchases Company common stock to fulfill participant contributions to the Virco Mfg. Corporation Common Stock Fund through open market purchases and, from time to time, through parties-in-interest transactions. The per share purchase price is determined to be the closing market price on the day of transaction.

Certain Plan investments are managed by Wilmington Trust. Wilmington Trust is the trustee as defined by the Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions.

Additionally, the Plan sponsor, Virco Mfg. Corporation, is a party-in-interest to the Plan; however, there were no transactions with the Plan Sponsor other than the funding of contributions to the Plan and payment of certain administrative expenses of the Plan.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2011, stating that the Plan is qualified, in form, under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to change or discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants will become fully vested in their accounts.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan’s financial statements to the Plan’s Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the Plan’s financial statements	$18,827,050	$17,476,361
Add refund of excess contribution payable at end of year	29,446	43,165

Net assets available for benefits per the Plan’s Form 5500	18,856,496	17,519,526

The following is a reconciliation of changes in net assets available for benefits per the Plan’s financial statements to the Plan’s Form 5500:

Year ended December, 31 2010
Changes in net assets available for benefits per the Plan’s financial statements	$1,350,689
Add refund of excess contribution payable at end of year	29,446
Less refund of excess contribution payable at beginning of year	(43,165)

Benefits paid to participants per the Plan’s Form 5500	$1,336,970

10. Delinquent Participant Contributions

Certain elective deferrals and loan payments withheld from employees’ payroll during 2006 through 2010 were not submitted to the Plan by the Company within the time period suggested by the Department of Labor. In February 2011 the Company contributed $4,749 to the plan to compensate the plan for lost earnings.

11. Subsequent Events

The Company has evaluated subsequent events from December 31, 2010 and has determined there are no items requiring disclosure.

Supplemental Schedules

Virco Mfg. Corporation 401(k) Plan

EIN: 95-1613718        Plan Number: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue	Description of Investment	Number of Units	Current Value
American Money Market Fund A	Money market fund	1,610,841	$1,610,841
Wilmington Trust Company*	Money market fund	119,372	119,372
Alliance Growth & Income Fund	Mutual fund	372,948	1,230,729
American Balanced Fund	Mutual fund	13,235	237,307
Bond Fund of America	Mutual fund	136,528	1,664,281
Capital Income Builder Fund	Mutual fund	9,851	491,659
Capital World Growth & Income	Mutual fund	32,100	1,146,622
DWS Lifecompass 2015 Fund	Mutual fund	11,144	119,906
DWS Lifecompass 2040 Fund	Mutual fund	3,978	32,979
DWS S&P 500 Index Fund-A	Mutual fund	141,520	2,359,131
American Euro Pacific Growth Fund	Mutual fund	23,846	986,513
Growth Fund of America	Mutual fund	68,566	2,087,150
Hartford Target Retire 2030 R4 Fund	Mutual fund	18,945	178,087
Hartford Target Retirement 2020 Fund R4	Mutual fund	8,680	90,441
Income Fund of America	Mutual fund	87,300	1,444,814
Lord Abbett Value Opportunity Fund-A	Mutual fund	55,745	882,444
MFS Technology Fund-A	Mutual fund	29,410	430,266
MFS Ser Tr 1 Class A Value Fund	Mutual fund	24,071	549,070
Virco Mfg. Corporation * (common Stock)	Common stock	708,643	2,069,238
Participant Loans*	**	—	1,104,125

			$18,834,975

*	Party-in-interest.
**	The participant loans represent loans to 179 plan participants. The loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participants’ vested interests. Interest rates on outstanding loans ranged from 4.25% to 9.25% per annum in the current year and Loans mature through 2017.

See report of independent registered public accounting firm.

Virco Mfg. Corporation 401(k) Plan

EIN: 95-1613718        Plan Number: 002

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 1,019,174 *	—	$1,019,174	*—	—

*	Certain elective deferrals and loan payments withheld from employees’ payroll during 2006 through 2010 were not submitted to the Plan by the Company within the time period suggested by the Department of Labor. In February 2011 the Company contributed $4,749 to the plan to compensate the plan for lost earnings.

See accompanying report of independent registered public accounting firm.